

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 11, 2011

Paul J. Pucino
Chief Financial Officer
THQ Inc.
29903 Agoura Road
Agoura Hills, CA 91301

> **Re:** **THQ Inc.**
> **Form 10-K for the Fiscal Year Ended March 31, 2010**
> **Filed June 4, 2010**
> **File No. 001-15959**

Dear Mr. Pucino:

We have reviewed your letter dated February 23, 2011 in connection with the above-referenced filings and have the following comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated January 25, 2011.

Form 10-K for Fiscal Year Ended March 31, 2010

Notes to Consolidated Financial Statements

Note 17. Settlement Agreements, page 76

1. We note your response to prior comment 1. Please explain to us why the fair value of the license is minimal considering that the WWE brand is so significant to the company's business. In this regard, we note you disclose on page 11 that the sales of your games based upon the two top-selling licensed brands, UFC and WWE, comprise approximately 35% of your net sales in fiscal 2010.

2.   Also, we note as part of the settlement agreement with Jakks Pacific, Inc. the company vested ownership of, and all right, title and interest in and to, all assets, obligations and liabilities of THQ / Jakks Pacific, LLC including, but not limited to, intellectual property belonging to the LLC. Please tell us the carrying amount of the non-controlling interest in the LLC just prior to the transaction and how you accounted for obtaining such interest in this transaction. As part of your response, please refer to the authoritative guidance you relied upon when determining your accounting.

        You may contact Melissa Kindelan, Staff Accountant at (202) 551-3564 or Christine Davis, Assistant Chief Accountant at (202) 551- 3408 if you have questions regarding comments on the financial statements and related matters. If you need further assistance, you may contact me at (202) 551-3499.

                                    Sincerely,

                                    /s/ Kathleen Collins

                                    Kathleen Collins
                                    Accounting Branch Chief